U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

R. Bentley Offutt
11350 McCormick Road
Executive Plaza 3, Suite 903
Hunt Valley, Maryland  21031

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Statement for Month/Year

July 1999

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
     10% Owner
     Other

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Table 1
Non-Derivative Securities Acquired Disposed of, or
Beneficially Owned

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

January 1999

3.  Transaction Code

    Code


4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    2000         A        $4.9375


5.  Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year

A.  2,000 shares
B.  27,000 shares

6.  Ownership Form: Direct (D) or Indirect (I)

A.  I
B.  I

7.  Nature of Indirect Beneficial Ownership

A.  Shares Owned by Daughter
B.  Shares Owned by Wife

Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security

A. Option to buy
B. Option to buy

2.  Conversion or Exercise Price of Derivative Security

A.  $2.75 Share
B.  $2.75 Share

3.  Transaction Date (Month/Year)

A.  5/01/98
B.  1/22/99

4.  Transaction Code

    Code
A.  A5
B.  A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)
A.  Granted option to purchase 3,000 shares of Common Stock -A
B.  Granted option to purchase 2,500 shares of Common Stock - B

6.  Date Exercisable and Expiration Date (Month/Date/Year)

A.  5/1/98 and 4/30/03
B.  1/22/99 and 1/21/04

7.  Title and Amount of Underlying Securities

A.  Title - Common
B.  Title - Common
A.  Amount or Number of Shares - 3,000 Shares
B.  Amount or Number of Shares - 2,500 Shares

8.  Price of Derivative Security

0

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

2 options as set forth above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

A.  D
B.  D

11. Nature of Indirect Beneficial Ownership

N/A

Signature

/s/ R. Bentley Offutt
R. Bentley Offutt